UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number 001-42576

Ruanyun Edai Technology Inc.

(Translation of registrant’s name into English)

No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus

Nanchang, Jiangxi, China 330096

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement.

On October 5, 2026, Ruanyun Edai Technology Inc. (the “Company”) entered into a Cogni AI Healthcare Licence and Strategic Collaboration Agreement (the “Agreement”) with BioNexus Gene Lab Corp. (“BGLC”) (Nasdaq: BGLC), under which the Company will license its Cogni AI document-intelligence platform to BGLC and its controlled affiliates on an exclusive basis in the healthcare field in Malaysia, including rights to develop, brand and sublicense applications using it, for an initial ten-year term, with options to renew for up to two further five-year periods exercisable on at least six months’ notice if BGLC is not then in uncured material breach, subject to the terms therein. Exclusivity is subject to any separately signed milestones and applicable cure provisions. BGLC may add other industries in Malaysia to the licensed field by notice, with exclusivity in each added industry continuing only if a qualifying customer contract is signed within 12 months after such notice. Additional work by the Company would require a separate project agreement.

At closing, BGLC will issue 410,000 shares of its common stock to the Company for the license, representing full payment of the agreed license consideration of $3,500,000, which contractual amount is not a statement of revenue or the market value of the shares. The share numbers are fixed, subject to specified capital adjustments, with no cash top-up or market-value guarantee. In addition, BGLC will pay the Company a royalty of 10% of qualifying technology receipts actually collected, subject to specified deductions and exclusions, with no minimum royalty or annual platform fee. The parties will also make a reciprocal investment under which BGLC will issue a further 150,000 shares of common stock to the Company and the Company will issue 500,000 of its ordinary shares to BGLC at closing.

Closing of the transactions contemplated by the Agreement, including the contemplated share issuances, has not yet occurred and remains subject to the satisfaction, or waiver where applicable, of specified closing conditions and recording of the contemplated share issuances. These conditions include, among others, BGLC’s written acceptance of the technology after testing, each party’s due diligence, required corporate and regulatory approvals, and any PRC approval, registration or license the Company needs to license and deliver the technology, which the Company has not yet obtained.

The Company is required to deliver the technology within 60 days after signing of the Agreement, unless the parties agree on another date. Either party, if not in default, may terminate the Agreement if closing has not occurred by March 31, 2027, unless extended by the parties. The Agreement also contains support, intellectual-property, data-protection and termination provisions, and a $1 million aggregate liability cap per party, subject to specified exceptions. There can be no assurance that closing will occur on the terms described in the Agreement, or at all.

FSR Capital (“FSR”), which provides investor relations services to the Company, is part of FSR Group, which is owned by Sam Tan (Su-Leng Tan Lee), the chief executive officer, president, a director and a shareholder of BGLC. FSR provides only investor relations services to the Company under an ongoing engagement and receives no fee or other compensation in connection with the transaction. Neither Mr. Tan nor FSR holds shares of the Company.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 10.1, and which is incorporated herein in its entirety by reference.

Press Release.

On September 23, 2026 and October 5, 2026, the Company issued press releases, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Cogni AI Healthcare Licence and Strategic Collaboration Agreement, dated October 5, 2026, by and between the Company and BioNexus Gene Lab Corp.
99.1	Press Release, dated September 23, 2026
99.2	Press Release, dated October 5, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026	Ruanyun Edai Technology Inc.

	By:	/s/ Yan Fu
	Name:	Yan Fu
	Title:	Director and Chief Executive Officer